May 15, 2008

Mail Stop 4561

Mr. Thomas P. Schnettler
Chief Financial Officer
Piper Jaffray Companies
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402

      RE:    **Piper Jaffray Companies**
                **Form 10-K for the period ended December 31, 2007**
                **Filed February 28, 2008**
                **File No. 1-31720**

Dear Mr. Schnettler:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,


                        Daniel L. Gordon
                        Branch Chief